SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2014

Commission File Number: 001-36073

Enzymotec Ltd.
(Translation of registrant’s name into English)

Sagi 2000 Industrial Area
P.O. Box 6
 Migdal Ha’Emeq 2310001, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ________

CONTENTS

On September 29, 2014, Enzymotec Ltd. (“we,” or the “Company”) held an annual general meeting of shareholders (the “Meeting”).  At the Meeting, our shareholders voted on two proposals, each of which is described in more detail in our proxy statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that we furnished to the Securities and Exchange Commission on September 3, 2014. The voting results of the proposals presented at the Meeting, based on the presence in person or by proxy of holders of 18,329,470 (82.88%) of our outstanding ordinary shares on the record date of August 25, 2014, are described below.

Proposal 1:	To reelect Mr. Yossi Peled to serve as a Class I director of the Company for a three year term.

For	Against	Abstain	Broker Non-Votes
16,463,980	15,945	1,302	1,848,243

Proposal 2:
To approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company's independent, external auditors for the year ending December 31, 2014 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its Audit Committee) to set the fees to be paid to such auditors.

For	Against	Abstain	Broker Non-Votes
18,238,616	62,447	28,407	0

Based on the above voting results and the majority requirements for the proposals under the Israeli Companies Law 5759-1999 and the Company’s amended and restated articles of association, the above proposals were approved at the Meeting.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EYZMOTEC LTD.

By:	/s/ Oren Bryan
Name: Oren Bryan
Title: Chief Financial Officer

      Dated: October 1, 2014